Notice to ASX and LSE

Shareholdings of persons discharging managerial responsibility (PDMR) / Key Management Personnel (KMP)

17 August 2017

Rio Tinto plc notifies the London Stock Exchange (LSE) of PDMR/KMP interests in securities of Rio Tinto plc, in compliance with the EU Market Abuse Regulation. As part of its dual listed company structure, Rio Tinto voluntarily notifies the Australian Securities Exchange (ASX) of material dealings in Rio Tinto plc shares by PDMR/KMP and both ASX and the LSE of material dealings by PDMR/KMP in Rio Tinto Limited securities.

On 14 August 2017, the following non-executive director acquired shares in Rio Tinto plc:

Security	Name of PDMR / KMP	Number of shares acquired	Price per share GBP
Rio Tinto plc shares	Laidlaw, Sam	7500	34.1989

This was a non-discretionary transaction.

An FCA notification in accordance with the EU Market Abuse Regulations has been issued to the London Stock Exchange contemporaneously with this release.

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Investor Relations, Australia Natalie Worley T +61 3 9283 3063 M +61 409 210 462 Rachel Storrs T +61 3 9283 3628 M +61 417 401 018

Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885	Rio Tinto Limited 120 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404